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                                                   Registration No. 33-56299

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                      TO

                                   FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              --------------------
                       1st FRANKLIN FINANCIAL CORPORATION

  A Georgia Corporation                        I.R.S. Employer No. 58-0521233

                             213 East Tugalo Street
                               Post Office Box 880
                             Toccoa, Georgia  30577
                                 (706) 886-7571
                              --------------------

                               Agent for Service
                                A. Roger Guimond
                           Principal Financial Officer
                             213 East Tugalo Street
                               Post Office Box 880
                              Toccoa, Georgia  30577
                             Phone No. (706) 886-7571

                              ---------------------

                                   Copies to:
                                  Dom H. Wyant
                           Jones, Day, Reavis & Pogue
                            3500 One Peachtree Center
                            303 Peachtree Street, N.E.
                           Atlanta, Georgia  30308-3242
                             Phone No. (404) 581-8075

                     AS FILED WITH SEC ON NOVEMBER 16, 1994
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                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

     4. (a) The Variable Rate Indenture dated October 31, 1984 between the registrant and The First National Bank of Gainesville, Trustee. (Incorporated by reference to Exhibit 4(a) to the registrant's Registration Statement on Form S-2, Registration No. 2-94191.)

          (b) Form of Variable Rate Subordinated Debenture. (Incorporated by reference to Exhibit 4(b) to the registrant's Registration Statement on Form S-2, Registration No. 33-25180.)

          (c) Agreement of Resignation, Appointment and Acceptance dated as of May 28, 1993 between the registrant, the First National Bank of Gainesville, and Columbus Bank and Trust Company. (Incorporated herein by reference to Exhibit 4(c) to the registrant's Post-Effective Amendment No. 1 dated June 8, 1993 to the Registration Statement on Form S-2, Registration No. 33-49151.)

      5.   Opinion of Counsel.












                                     II-1



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      10. (a)  Credit Agreement dated May, 1993 between the registrant and
               SouthTrust Bank of Georgia, N.A. (Incorporated by reference to Exhibit 10(a) to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

          (b) Revolving Credit Agreement dated October 1, 1985 as amended November 10, 1986; March 1, 1988; August 31, 1989 and May 1, 1990, among the registrant and the banks named therein (Incorporated by reference to Exhibit 10 to the registrant's Form SE dated November 9, 1990.)

          (c) Fifth Amendment to Revolving Credit Agreement dated April 23, 1992. (Incorporated by reference to Exhibit 10(c) to the Registrant's Form SE dated November 5, 1992.)

          (d) Sixth Amendment to Revolving Credit Agreement dated July 20, 1992. (Incorporated by reference to Exhibit 10(d) to the Registrant's Form SE dated November 5, 1992.)

          (e) Seventh Amendment to Revolving Credit Agreement dated June 20, 1994. *

     11.  Not applicable due to registrant being a wholly owned subsidiary.

     12.  Computation of Ratio of Earnings to Fixed Charges. *

     13. (a) Annual Report to securities holders for the year ended December 31, 1993. (Incorporated by reference to Exhibit 13 to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

          (b)  Form 10-Q for the period ended September 30, 1994.
               (Incorporated by reference to registrant's Form 10-Q for the period ended September 30, 1994, No. 2-27985.)

     23.  (a)  Consent of Independent Public Accountants.  *

          (b)  Consent of Counsel (set forth in Exhibit 5).

     24.  Power of Attorney (Included on signature page hereto).

     25. Form T-1 as to the eligiblity and qualification of Columbus Bank and Trust Company, Trustee, under the indenture dated as of October 31, 1984 between the registrant and Columbus
               Bank and Trust Company.   *

     25.1-P A copy of the Charter and/or Articles of Incorporation of the Trustee, (Incorporated by reference to Exhibit 25.1 of registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

     25.4-P Copy of the bylaws of Columbus Bank and Trust Company, as now in effect. (Incorporated by reference to Exhibit 25.4 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

- --------------
  *   Previously filed.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toccoa, State of Georgia, on the November 16, 1994.

                                           1st FRANKLIN FINANCIAL CORPORATION

                                                Ben F. Cheek, III
                                                ---------------------
                                                Chairman of the Board

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ben F. Cheek, III and A. Roger Guimond, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and to file the same with all amendments to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated:

     Signature                     Title                         Date

  Ben F. Cheek, III        Chairman of the Board;        November 16, 1994
- ----------------------     Principal Executive Officer;
                             Director

  T. Bruce Childs          President                     November 16, 1994
- ----------------------

  A. Roger Guimond         Principal Financial Officer;
- ----------------------       Principal Accounting
                             Officer                     November 16, 1994

  Richard Acree            Director                      November 16, 1994
- ----------------------

  Mrs. Lorene M. Cheek     Director                      November 16, 1994
- ----------------------

  Jack Stovall             Director                      November 16, 1994
- ----------------------

  Robert E. Thompson       Director                      November 16, 1994
- ----------------------

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